SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Act of 1934

For the month of January, 2004

of Chile, Bank

(Translation of Registrant’s name into English)

Chile

(Jurisdiction of incorporation or organization)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .)

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by the Bank with the Chilean Superintendency of Banks on January 23, 2004, informing the matters to be addressed by the Ordinary Shareholders Meetings of the Bank, to be held on March 18, 2004.

Santiago, January 22, 2004

Mr. Enrique Marshall Rivera

Superintendent of Banks

And Financial Institutions

Mr. Superintendent:

I hereby inform you that at the Board of Directors’ Meeting of Banco de Chile N° BCH 2571, held on January 22, 2004, it was agreed to summon to Ordinary Shareholders’ Meeting to be held on Thursday, March 18, 2004, at 10:00 A.M., in the business center of the Santiago Chamber of Commerce located at 392 Monjitas Street, Second Floor, Santiago, Chile, to address the following subjects:

1. Approval of the Annual Report, Financial Statements and Report of the External Auditors for the year ended December 31, 2003;

2. Approval of the destination of net income and specifically, the distribution of dividend N° 192 of Ch$1,9176 per share, which will be payable at the offices of the Bank once approved by and ended the Shareholders Meeting;

3. Board of Directors’ remuneration;

4. Directors and Audit Committee’s remuneration and budget;

5. Nomination of External Auditors;

6. Audit Committee report;

7. Information on transactions with related parties, required on article 44 of Law 18,046

8. Other subjects inherent to Ordinary Meetings according to the law and by-laws.

Sincerely,

Pablo Granifo

General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2004

Banco de Chile

/s/ Pablo Granifo L.

By: Pablo Granifo Lavín General Manager